

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 13, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Pacer American Energy Independence ETF of Pacer Funds Trust under the Exchange Act of 1934.

Sincerely,

Bev Sawyer

An Intercontinental Exchange Company
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